FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2004

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-



Teva Pharmaceutical Industries Ltd.   **Web Site: www.tevapharm.com**

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA COMMENTS ON THE COURT OF APPEALS DECISION REGARDING GENERIC VERSION OF VICOPROFEN®

Jerusalem, Israel, May 19, 2004 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the United States Court of Appeals for the Federal Circuit has vacated a September 2002 summary judgment decision by the U.S. District Court for the Northern District of Illinois regarding a U.S. patent on a combination of Hydrocodone Bitartrate and Ibuprofen. The district court had ruled that the U.S. patent was invalid as obvious. The patent expires on December 18, 2004. The patent was asserted by Knoll Pharmaceutical Company, now a subsidiary of Abbott Laboratories, which markets the combination as Vicoprofen®. The 2002 annual sales of the branded product in the U.S. were estimated to be approximately $108 million. In April 2003, following FDA approval, Teva USA launched its product, Hydrocodone Bitartrate and Ibuprofen Tablets, 7.5 mg/200 mg. Knoll had appealed the district court's judgment.

The Court of Appeals has remanded the case to the District Court for further proceedings, which will involve Teva's allegations of inequitable conduct, invalidity, and non-infringement.

The Company plans to continue selling its Hydrocodone Bitartrate and Ibuprofen product.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 25 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients. Close to 90% of Teva's sales are in North America and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Registrant)

By: /s/ Dan Suesskind
      Name: Dan Suesskind
      Title: Chief Financial Officer

Date: May 19, 2004